Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN:US74154B2034)

04 October 2012

PRIMA BIOMED RELEASES QUARTERLY SHAREHOLDER NEWSLETTER,

UPDATE ON “CANVAS” STUDY PROGRESS

Prima BioMed Ltd (ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034) (“Prima,” the “Company”) today released its quarterly Shareholder Newsletter available on the company website at http://primabiomed.com.au/investor/investor_update.php.

The Shareholder Newsletter provides an overview the Company’s operations, strategy and forthcoming clinical data.

Prima also updates the progress on the CANVAS trial. To date, 16 patients have been randomized on the trial in the US and Australia. CANVAS has been approved by regulators in the US, Australia, Belarus, Belgium, and Ukraine. Ethics committee approvals have been granted at several centers in the US, Australia, Austria, Belarus, Bulgaria, Estonia, Germany, Latvia, Lithuania, Poland, Romania, and Ukraine. Trial sites may start patient recruitment only after regulatory clearance, applicable ethics approval, finalization of contract negotiations with the site, and completion of Prima’s training and initiation procedures which assure quality compliance of the trial conduct. Prima will maintain regular updates to the CANVAS study on the US National Institutes of Health clinical trial registry at www.clinicaltrials.gov.

About Prima BioMed

Prima BioMed is a globally active biotechnology company headquartered in Australia. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

About CANVAS

The CANcer VAccine Study (“CANVAS”) is a multi-center, randomized, and placebo-controlled study of CVac in late-stage, mucin 1 positive, epithelial ovarian cancer patients who have undergone optimal surgery and achieve complete remission after first-line chemotherapy. 1000 patients will be recruited to CANVAS at over 100 hospitals throughout Australia, the USA, Europe, and Asia to have 800 evaluable study patients go through dosing. The study objectives are to ascertain if CVac, as compared to a placebo, is able to improve the time patients remain in remission before tumor progression (progression-free survival) and extend the overall survival of patients. Safety parameters, quality of life impact, manufacturing quality, and additional laboratory assessments will also be investigated.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

CANVAS has been designed for a robust analysis of the clinical and statistical significance of CVac treatment such that, dependent on positive data outcomes, CANVAS may lead to registration of CVac in one or more geographies.

ENDS

For further information please contact:

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

USA Investor/Media:

Ms. Kathy Galante, Burns McClellan Inc.

+1 (212) 213-0006; kgalante@burnsmc.com

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889